UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                             ASA INTERNATIONAL LTD.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   001912 20 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ], (A fee is not required only if the filing person: (1) has a previous statement on files reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.  001912 20 3                             Page 2 of 5 Pages
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                                  SCHEDULE 13G

 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alfred C. Angelone
    ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  /  /
                                                             (b) /   /
 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States                                                 *

               5 SOLE VOTING POWER
                 1,549,226 (includes 265,000 shares
                 underlying options exercisable within the next sixty (60) days. Also includes
                 665,597 shares held by TradePoint Systems, over which Mr. Angelone has sole voting control.

NUMBER OF
SHARES        6  SHARED VOTING POWER
BENEFICIALLY
OWNED BY               0
 EACH
REPORTING     7  SOLE DISPOSITIVE POWER
PERSON
 WITH            883,629 (includes 265,000 shares underlying
                 options exercisable in the next sixty (60) days.)

              8  SHARED DISPOSITIVE POWER

                               0

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     883,629 (includes 255,000 shares underlying options exercisable in the next sixty (60) days.)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

     The amount in Row (9) excludes 665,597 shares owned by TradePoint Systems, LLC. Mr. Angelone has the power to vote these shares, but disclaims any beneficial interest therein.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9

     26.2%

12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 001912 20 3                                 Page 3 of 5 Pages
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ITEM 1(A).     Name of Issuer.

               ASA International Ltd.

ITEM 1(B).     Address of Issuer's Principal Executive Offices.

               10 Speen Street, Framingham, Massachusetts 01701

ITEM 2(A).     Name of Person Filing.

               Alfred C. Angelone

ITEM 2(B).     Address of Principal Business Office

               10 Speen Street, Framingham, Massachusetts 01701

ITEM 2(C).     Citizenship or Place of Organization:

                United States

ITEM 2(D).      Title of Class of Securities.

                Common Stock

ITEM 2(E).      CUSIP NO.

                001912 20 3

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a) [ ] Broker or Dealer registered under section 15 of the
                        Act.

                (b) [ ] Bank as defined in section 3(a) (6) of the Act.

                (c) [ ] Insurance Company as defined in section 3(a) (19) of the Act.

                (d) [ ] Investment Company registered under section 8 of the
                        Investment Company Act.

                (e) [ ] Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940.

                (f) [ ] Employee Benefit Plan. Pension Fund which is subject to the provisions of the Employee Retirement Income Security act of 1974 or Endowment Fund.

                (g) [ ] Parent Holding Company, in accordance with
                        ss.240.13d-1 (b) (ii) (G).

                (h) [ ] Group, in accordance with ss. 240.13d (b) (1) (ii) (H)

ITEM 4.         OWNERSHIP.

                (a)      Amount Beneficially Owned as of December 31, 1998:

                         883,629 (includes 265,000 shares underlying options exercisable in the next sixty (60) days.)

                (b)      Percent of Class:

                         26.2%

                (c)      Number Of Shares As To Which Such Person Has:

                         (i)   Sole power to vote or to direct the vote:

                               1,549,226 (includes 265,000 shares underlying options exercisable within the next sixty (60) days. Also includes 665,597 shares held by TradePoint Systems, over which Mr. Angelone has sole voting control.

                         (ii)  Shared power to vote or to direct the vote:

                               0 Shares.

                         (iii) Sole power to dispose or to direct the
                               disposition of:

                               883,629 (includes 265,000 shares underlying options exercisable in the next sixty (60) days.)

                         (iv) Shared power to dispose or to direct the disposition of:

                               0 shares.

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 CUSIP No.  001912 20 3                              Page 4 of 5 Pages
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ITEM 5.     Ownership Of Five Percent Or Less Of A Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ( )

ITEM 6.     Ownership Of More Than Five Percent On Behalf Of Another Person:

            Not Applicable.

ITEM 7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

            Not Applicable.

ITEM 8.     Identification And Classification Of Members Of The Group.

            Not Applicable.

ITEM 9.     Notice Of Dissolution Of Group.

            Not Applicable.

ITEM 10.    Certification.

            By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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 CUSIP No.  001912 20 3                         Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           February 12, 1999
                                           -----------------
                                                 (Date)

                                          /s/ Alfred C. Angelone
                                          ----------------------
                                              (Signature)

                                             Alfred C. Angelone
                                           ---------------------
                                               Name